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SEC Mail Processing Section

MAR 15 2017

Washington DC 406

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-33866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SNC Capital Management Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2908 Parkside Drive
(No. and Street)

Highland Park	Illinois	60035
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chander Wadhwa 847-716-0717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jesser, Ravid, Jason, Basso and Farber, LLP
(Name – *if individual, state last, first, middle name*)

150 N. Wacker Dr., Ste. 3100	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chander Wadhwa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SNC Capital Management Corporation, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


OFFICIAL SEAL
MICHELLE L SCALETTA
Notary Public - State of Illinois
My Commission Expires 08/05/2017

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) Review Report of Independent Reg. Public Accounting Firm on Management's Claim of Exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SNC CAPITAL MANAGEMENT CORP.

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORTS

YEAR ENDED DECEMBER 31, 2016

CONTENTS

 JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

The Stockholder
SNC Capital Management Corp.
Highland Park, IL

We have audited the accompanying statement of financial condition of SNC Capital Management Corp. (the Company) as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SNC Capital Management Corp. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information presented in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information presented in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jesser, Ravid, Jason, Basso and Farber, LLP

Chicago, IL

March 10, 2017

SNC CAPITAL MANAGEMENT CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash	$ 214,111	
Securities owned, at fair value	27,059	
Interest and dividends receivable	66	
		$ 241,236

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Securities sold, not yet purchased, at fair value	$ 98,207	
Accounts payable	1,800	
		$ 100,007
Stockholder's Equity:		
Common stock, $0.10 par value; 1,000 shares authorized and issued	100	
Additional paid-in capital	22,655	
Retained earnings	118,474	
		141,229
		$ 241,236

See Notes to Financial Statements.

SNC CAPITAL MANAGEMENT CORP.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2016

COMMISSION REVENUE		$ 27,562
INVESTMENT INCOME (LOSS):		
Net loss on fair value of investments	$ (29,034)	
Dividend and interest income, net	3,521	
		(25,513)
OPERATING EXPENSES:		
Commissions	2,576	
Clearing / brokerage fees	22,865	
Regulatory and other fees	4,269	
Professional fees	6,300	
Communications	4,589	
Occupancy	1,699	
Promotion and entertainment	1,289	
Office expense	764	
Illinois replacement tax	357	
		44,708
NET LOSS		$ (42,659)

See Notes to Financial Statements.

SNC CAPITAL MANAGEMENT CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2016

	Common Stock				Accumulated Other	
	No. of Shares	Amount	Retained Earnings	Additional Paid-in Capital	Comprehensive Income (Loss)	Total
BALANCES, BEGINNING OF YEAR	1,000	$ 100	$ 155,982	$ -	$ 3,528	$ 159,610
PRIOR PERIOD ADJUSTMENTS			5,151		(3,528)	1,623
NET LOSS			(42,659)			(42,659)
STOCKHOLDER PAID-IN CAPITAL				22,655		22,655
BALANCES, END OF YEAR	1,000	$ 100	$ 118,474	$ 22,655	$ -	$ 141,229

See Notes to Financial Statements.

SNC CAPITAL MANAGEMENT CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2016

OPERATING ACTIVITIES:		
Net loss	$ (42,659)	
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in securities owned, at fair value	97,598	
Decrease in interest and dividends receivable	245	
Increase in securities sold, not yet purchased, at fair value	93,900	
Increase in accounts payable	1,800	
Net cash provided by operating activities		$ 150,884
FINANCING ACTIVITIES:		
Stockholder paid-in capital		22,655
NET INCREASE IN CASH		173,539
CASH, BEGINNING OF YEAR		40,572
CASH, END OF YEAR		$ 214,111

SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Cash paid during the year for Illinois replacement tax	$ 357
Cash paid during the year for interest	$ 117

See Notes to Financial Statements.

1. Organization and Nature of Operations:

   SNC Capital Management Corp. (the Company) is an Illinois corporation registered as a broker-dealer with the Securities and Exchange Commission (SEC). The Company's revenue consists primarily of fees and commissions from investments in securities, as well as proprietary trading activities, but the Company does not carry customer accounts. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

2. Summary of Significant Accounting Policies:

   a. Basis of Presentation and Accounting:

      The Company follows accounting principles generally accepted in the United States of America (GAAP), as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows. The financial statements are prepared using the accrual basis of accounting, as required by GAAP.

   b. Revenue Recognition:

      The Company primarily earns revenue through commissions determined with reference to funds placed with its clearing broker, based on provisions of an agreement with that clearing broker. The commissions are calculated, reported and recorded monthly, as earned. The Company also conducts proprietary trading activities for its own benefit.

   c. Use of Estimates:

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   d. Financial Instruments:

      Securities owned and securities sold, not yet purchased, are stated at fair value, in accordance with FASB ASC 820, based on Level 1 inputs – quoted prices in active markets for identical assets or liabilities the Company has the ability to access. Since the securities are held as trading investments, all realized and unrealized gains and/or losses are recorded as such in the statement of operations. The Company's other financial instruments typically comprise cash, receivables and payables, for which recorded values approximate fair values based on their short-term nature, and are categorized as Level 1 assets and liabilities within the fair value hierarchy. See Note 3.

2. Summary of Significant Accounting Policies - continued:

   e. Cash and Cash Equivalents:

      The Company maintains its cash in a bank account fully insured by the Federal Deposit Insurance Corporation (FDIC) up to specified limits. The insurance is currently limited to $250,000. The account, at times, may have exceeded their insured limit; however, no losses have been incurred on the account.

      For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

   f. Commissions Receivable:

      The Company extends credit to its customers and generally requires no collateral. Management closely monitors outstanding balances and maintains prudent credit and collection policies to minimize risk.

      Commissions receivable, if any, are stated at the amounts the Company expects to collect. Thus, no allowance has been established for bad debts. Any amounts determined to be uncollectible are charged to bad debt expense when that determination is made. This method is not in accordance with United States generally accepted accounting principles. However, the Company's collection history has been favorable, and bad debts have been relatively immaterial.

   g. Income Taxes:

      Since the Company has elected to be taxed as an "S Corporation", there is no federal income tax at the corporate level. Income flows through and is taxed to the sole stockholder. The Company is, however, subject to Illinois replacement tax. The Company files income tax returns in U.S. federal and State of Illinois jurisdictions. The current and prior three tax years are subject to examination by U.S. federal and state tax authorities.

      The Company adopted FASB ASC 749, which provides guidance regarding the recognition, measurement, disclosure and financial statement presentation of uncertain tax positions. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions will "more-likely-than-not" be sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax expense or benefit and liability or asset in the current year. For the year ended December 31, 2016, management has determined that there were no material uncertain tax positions.

2. Summary of Significant Accounting Policies - continued:

   h. Management's Review of Subsequent Period:

   Management has evaluated subsequent events through March 10, 2017, the date on which the financial statements were available to be issued.

3. Fair Value of Financial Instruments:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that transaction would occur in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurement techniques used by the Company are consistent with the market, income and cost approach, as specified by FASB ASC 820. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

- **Level 1**. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 investments include listed equities and listed derivatives.

- **Level 2**. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. The Level 2 inputs taken into consideration by the Company are quotes received from outside brokers, maturity of securities, values of underlying securities, etc. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

- **Level 3**. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments generally include equity and debt positions in private companies.

3. Fair Value of Financial Instruments - continued:

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. See Note 2d.

4. Related Party Transactions:

The Company occupies office facilities in a building owned by the sole stockholder. In lieu of a formal lease agreement, the Company reimburses the stockholder for various occupancy costs, including utilities, repairs and maintenance. Such expenses totaled $1,699 for the year ended December 31, 2016, and are categorized as occupancy expense in the statement of operations.

5. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Under this Rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2016, the Company had net capital of $100,628, which was $628 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.79% to 1 at December 31, 2016.

6. Commitments and Contingencies:

Currently, management is unaware of any claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The eventual outcome of any such actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

7. Prior Period Adjustments – Correction of Errors:

Adjustments were recorded as of January 1, 2016, increasing the opening balance of retained earnings by $5,151, representing an increase in the balances of cash and interest/dividends receivable of $1,313 and $310, respectively, to correct for an understatement of these balances in the 2015 financial statements, and a decrease in accumulated other comprehensive income of $3,528 to reclassify the opening balance to retained earnings.

8. Subsequent Events:

On December 10, 2016, the stockholder entered into a letter of intent to sell 100% of his stock to an interested party, under the conditions that the Company would continue to conduct business as a broker-dealer in a capacity similar to that which was conducted prior to the eventual sale, that the buyer would reimburse the Company for any expenses related to the transfer of ownership, and that the seller would continue his role as principal of the Company until the buyer has obtained the necessary licenses and registrations. The sale is still pending as of the date of the independent registered public accounting firm's report on these financial statements.

SNC CAPITAL MANAGEMENT CORP.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 141,229
Less:	
Charge for excess deductible on fidelity bond	(15,000)
Haircuts on securities	(18,790)
Undue concentration	(6,811)
NET CAPITAL	100,628
Minimum capital requirement	100,000
EXCESS NET CAPITAL	$ 628
EXCESS NET CAPITAL AT 1000%	$ (19,372)

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 1,800
Ratio: Aggregate indebtedness to Net Capital	1.79% to 1

Reconciliation with the Company's computation included in Part IIA of Form X-17A-5 as of December 31, 2016:

Net capital, as reported in the Company's Part II (unaudited) FOCUS	$ 112,146
Audit adjustments to record:	
Accounts payable	(1,800)
Addition to haircuts on securities	(10,849)
Reduction to undue concentration	1,131
NET CAPITAL, per the preceding	100,628
Minimum capital requirement, as reported in the Company's Part II (unaudited) FOCUS	5,000
Audit adjustment to record proper minimum capital requirement	95,000
Minimum capital requirement, per the preceding	100,000
EXCESS NET CAPITAL	$ 628
EXCESS NET CAPITAL AT 1000%	$ (19,372)

SNC CAPITAL MANAGEMENT CORP.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c 3-3

Although the Company is not exempt from Rule 15c 3-3, it does not transact business in securities with, or for, other than members of a national securities exchange, and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5 (c) (4). Accordingly, there are no amounts reportable under these sections.

INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c 3-3

Although the Company is not exempt from Rule 15c 3-3, it does not transact business in securities with, or for, other than members of a national securities exchange, and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5 (c) (4). Accordingly, there are no amounts reportable under these sections.

 JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C 3-3

The Stockholder
SNC Capital Management Corp.
Highland Park, IL

We have reviewed management's statements included in the accompanying Management's Claim of Exemption from SEC Rule 15c3-3, in which: (1) SNC Capital Management Corp. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemptive provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemptive provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jesser, Ravid, Jason, Basso and Farber, LLP

Chicago, IL

March 10, 2017

SNC CAPITAL MANAGEMENT CORP.
2908 Parkside Drive
Highland Park, IL 60035

MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C3-3

Jesser, Ravid, Jason, Basso and Farber, LLP
150 N. Wacker Dr.
Suite 3100
Chicago, IL 60606

In accordance with the requirements set forth in Rule 17a-5 of the Securities and Exchange Commission (SEC), the management of SNC Capital Management Corp. (the Company) has asserted that the Company was in compliance with the exemptive provisions of SEC Rule 15c3-3, as of and for the year ended December 31, 2016, by making the following statements to our independent registered public accounting firm as part of their review procedures:

1. Because the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company was exempt from the requirements of the SEC's Customer Protection Rule under paragraph (k)(2)(ii).

2. The Company has met the requirements of the exemptive provisions referred to in the previous statement for the year ended December 31, 2016, without exception.

3. The Company has disclosed any regulatory examinations or correspondence with the SEC or its designated examining authority related to its compliance with the exemptive provisions.

4. All subsequent events through the date of the report of independent registered public accounting firm that could have a material effect on the Company's assertions have been disclosed.

5. The Company has designed and implemented effective controls in order to maintain its compliance with the exemptive provisions.

6. The Company actively monitors its compliance with the exemptive provisions.

This report is to be filed with the Company's annual audited financial statements, and is intended solely for the information and use of the SEC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the SEC.



Chander Wadhwa, Chief Executive Officer

SNC Capital Management Corp.

March 10, 2017